

Mail Stop 3561

November 25, 2008

By U.S. Mail and Facsimile

Mr. Shawn Landgraf
Chief Executive Officer
Power Sports Factory, Inc.
6950 Central Highway
Pennsauken, NJ 08109

> **Re:** **Power Sports Factory, Inc. (formerly Purchase Point Media Corp.)**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **File No. 000-25385**

Dear Mr. Landgraf:

We issued comments to you on the above captioned filing on September 4, 2008**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 10, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 10, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Donna Di Silvio, Staff Accountant at 202-551-3202 if you have any questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant